UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

UQM TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

903213106

(CUSIP Number)

Mr. Song Cheng Zhan, Deputy General Counsel

China National Heavy Duty Truck Group Co. Ltd.

777 Hua’ao Road, Innovation Zone

Jinan, Shandong 250101

People’s Republic of China

+86-531-58062230

Douglas S. Ellenoff, Esq.

Richard Baumann, Esq.

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, NY 10105

212-370-1300

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 25, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 903213106
1	NAMES OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sinotruk (BVI) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 5,347,300
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 5,347,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,347,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.90% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)   Based on (i) 5,347,300 shares of common stock of the Issuer beneficially owned by the Reporting Persons, and (ii) 54,013,224 shares of common stock of the Issuer outstanding. The number of shares of common stock of the Issuer outstanding is derived from the Stock Purchase Agreement dated as of August 25, 2017 among the Issuer, Sinotruk (BVI) Limited and China National Heavy Duty Truck Group Co., Ltd., pursuant to which Sinotruk (BVI) Limited purchased the 5,347,300 shares of common stock of the Issuer whose acquisition is the subject of this statement on Schedule 13D. A copy of the Stock Purchase Agreement is attached to this statement on Schedule 13D as Exhibit 1. In the Stock Purchase Agreement, the Issuer represented that, prior to the issuance of the 5,347,300 shares being newly issued and sold to Sinotruk (BVI) Limited pursuant to that agreement, the Issuer had 48,665,924 shares of common stock outstanding. The closing on the purchase of the 5,347,300 shares occurred on September 25, 2017.

CUSIP No. 903213106
1	NAMES OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON China National Heavy Duty Truck Group Co. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 5,347,300
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 5,347,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,347,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.90% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

(1)   Based on (i) 5,347,300 shares of common stock of the Issuer beneficially owned by the Reporting Persons, and (ii) 54,013,224 shares of common stock of the Issuer outstanding. The number of shares of common stock of the Issuer outstanding is derived from the Stock Purchase Agreement dated as of August 25, 2017 among the Issuer, Sinotruk (BVI) Limited and China National Heavy Duty Truck Group Co., Ltd., pursuant to which Sinotruk (BVI) Limited purchased the 5,347,300 shares of common stock of the Issuer whose acquisition is the subject of this statement on Schedule 13D. A copy of the Stock Purchase Agreement is attached to this statement on Schedule 13D as Exhibit 1. In the Stock Purchase Agreement, the Issuer represented that, prior to the issuance of the 5,347,300 shares being newly issued and sold to Sinotruk (BVI) Limited pursuant to that agreement, the Issuer had 48,665,924 shares of common stock outstanding. The closing on the purchase of the 5,347,300 shares occurred on September 25, 2017.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of UQM Technologies, Inc., a Colorado corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 4120 Specialty Place, Longmont, Colorado 80504.

Item 2.	Identity and Background

(a)	This Schedule 13D is being jointly filed by Sinotruk (BVI) Limited, a company organized under the laws of the British Virgin Islands (“Sinotruk BVI”) and China National Heavy Duty Truck Group Co. Ltd., a company organized under the laws of the People’s Republic of China (“CNHTC” and, collectively with Sinotruk BVI, the “Reporting Persons”, each of which is a “Reporting Person”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is attached to this statement on Schedule 13D as Exhibit 3, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

(b)	The address of the principal office of each Reporting Person is c/o Mr. Song Cheng Zhan, Deputy General Counsel, China National Heavy Duty Truck Group Co. Ltd., 777 Hua’ao Road, Innovation Zone, Jinan, Shandong 250101, People’s Republic of China.

(c)	Sinotruk BVI is a 100% wholly owned subsidiary of CNHTC. Each of Sinotruk BVI and CNHTC are holding companies within a corporate group engaged in the manufacture of commercial vehicles.

(d)	Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The funds used to purchase the shares came from the working capital of Sinotruk BVI. No borrowed funds were used to purchase the shares, other than any borrowed funds that may have been available to Sinotruk BVI for working capital purposes in the ordinary course of its business.

Item 4.	Purpose of Transaction

The acquisition of securities that is the subject of this statement on Schedule 13D was made for investment purposes. The acquisition was the first of two acquisitions of shares of Common Stock of the Issuer contemplated to be made under the Stock Purchase Agreement dated as of August 25, 2017 among the Issuer, Sinotruk BVI and CNHTC (the “Stock Purchase Agreement”). A copy of the Stock Purchase Agreement is attached to this statement on Schedule 13D as Exhibit 1.

The closing on the first acquisition of shares of Common Stock of the Issuer occurred on September 25, 2017. At that time, as contemplated under the Stock Purchase Agreement, Sinotruk BVI acquired 5,347,300 newly issued shares of Common Stock of the Issuer and Mr. Ma Chunji, Chairman of the Board of CNHTC, was appointed to the Board of Directors of the Issuer as a non-voting observer member. Pursuant to the Stock Purchase Agreement, following the closing of the first acquisition and until the closing of the second acquisition of shares of Common Stock of the Issuer, except as otherwise provided in the Stock Purchase Agreement, the Issuer will continue to conduct its business in the ordinary course.

In the second acquisition of shares of Common Stock of the Issuer contemplated to be made under the Stock Purchase Agreement, Sinotruk BVI will acquire such number of additional shares of Common Stock of the Issuer as will result in Sinotruk BVI owning a total of 34% of the Issuer’s then-outstanding common stock on a fully diluted basis. Upon the closing of the second acquisition, (i) the Issuer shall increase the size of its Board of Directors to eight members, (ii) the Board observer shall have all the rights of a full Board member and (iii) CNHTC shall have the right to nominate two additional Board members, with one CNHTC representative expected to be elected as the Chairman of the Board of the Issuer. Pursuant to the Stock Purchase Agreement, following the second acquisition and for as long as Sinotruk BVI maintains an ownership interest of at least 25% of the Issuer’s common stock shares outstanding, the Issuer will confer with CNHTC in advance of undertaking certain extraordinary actions, including (i) issuing new shares of stock, (ii) increasing the Issuer’s Board size beyond eight directors, (iii) amending the Issuer’s by-laws, (iv) consummating agreements involving payments or encumbrances exceeding $500,000 annually, (v) entering any union agreement or plan, (vi) granting new compensation awards exceeding 1.5% of the current outstanding common stock, (vii) issuing any dividend or distribution of cash or property, or (viii) terminating the employment of (except for cause) or amending any of the employment agreements with current executives of the Issuer.

The closing of the second acquisition is subject to the approval of the Issuer’s shareholders and the approval of the Committee on Foreign Investment in the United States (“CFIUS”) under Section 721 of the Defense Production Act of 1950. The parties to the Stock Purchase Agreement have agreed to submit a joint draft and final voluntary notice relating to the second acquisition to CFIUS as promptly as practicable following the execution of the Stock Purchase Agreement, and to use reasonable best efforts to obtain all approvals and other consents necessary for completion of the second acquisition. The parties expect to receive the aforementioned shareholder and CFIUS approval within 120 days of the execution of the Stock Purchase Agreement, with options to extend such period as needed.

The closing of the second acquisition is also subject to the satisfaction or waiver of other, customary closing conditions, and the completion of a joint venture agreement (the “Joint Venture Agreement”) and a technology transfer agreement (the “Technology Transfer Agreement”) among the relevant parties governing the development, manufacture and sale of electric motor products in China.

In the Stock Purchase Agreement, the parties have agreed that from the date of the Stock Purchase Agreement until the end of the first anniversary following the closing of the second acquisition of shares of Common Stock of the Issuer, neither Sinotruk BVI nor any of its affiliates will, directly or indirectly, purchase any shares of capital stock of the Issuer representing more than a majority of the voting power of all the capital stock of the Issuer.

The parties have also agreed that Sinotruk BVI will not, during the period commencing on the date of the Stock Purchase Agreement and continuing for a period of one year, lend, offer, pledge, or sell, directly or indirectly, any shares of Common Stock of the Issuer without the prior written consent of a majority of the Board of the Issuer, subject to certain exceptions. The parties agreed that such lock-up period will be immediately terminated and Sinotruk BVI will be entitled to sell or offer for sale the shares purchased in the first acquisition of shares if the closing of the second acquisition of shares cannot be consummated through the failure to obtain CFIUS approval or the failure of the Issuer to execute and deliver the Joint Venture Agreement and Technology Transfer and Service Agreement.

The Issuer and Sinotruk BVI have also entered into a registration rights agreement (the “Registration Rights Agreement”), a copy of which is attached to this statement on Schedule 13D as Exhibit 2. The Registration Rights Agreement provides that within 15 days of the earlier of 75 days after submission of the initial CFIUS application and three months after the closing date of the first acquisition of shares, the Issuer will file an initial registration statement covering the Sinotruk BVI’s registrable securities. Sinotruk BVI will also have customary “piggyback” registration rights. The Registration Rights Agreement will require the Issuer to pay expenses relating to such registrations, indemnify the registration rights holders against certain liabilities, and pay the Sinotruk BVI certain liquidated damages in the event its registration statements are not declared effective.

The foregoing descriptions of the Stock Purchase Agreement and Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the Stock Purchase Agreement and Registration Rights Agreement, respectively, copies of which are filed as Exhibits 1 and 2, respectively, to this statement on Schedule 13D and incorporated herein by reference.

The Reporting Persons evaluate all their investments from time to time on an ongoing basis. The Reporting Persons reserve the right to change their investment plans and intentions, including the right to increase or decrease their investment in the Issuer, consistent with their contractual rights and obligations. In particular, the Reporting Persons may, consistent with their contractual rights and obligations, (i) purchase additional shares of Common Stock of the Issuer, (ii) sell or transfer shares of Common Stock of the Issuer in public or private transactions, (iii) enter into privately negotiated derivative transactions or public or private purchases and sales of puts, calls and other derivative securities to hedge the market risk of some or all of their positions in the Common Stock of the Issuer and (iv) take any other action that might relate to or result in any of the actions set forth above. Any such actions may be effected at any time or from time to time, subject to any applicable limitations imposed on the actions by the Securities Act of 1933, the Securities Exchange Act of 1934, or other applicable laws. The Reporting Persons reserve the right to act in concert with any other stockholders of the Issuer or other persons, for a common purpose, if they should determine to do so, and to recommend courses of action to the Issuer’s management, the Issuer’s board of directors, the Issuer’s shareholders and others.

Except as described herein, the Reporting Persons have not formulated any plans or proposals that relate to or would result in any of the events or transactions described above.

Item 5.	Interest in Securities of the Issuer

(a)	As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 5,347,300 shares of Common Stock, constituting 9.90% of the outstanding shares of Common Stock of the Issuer, based on (i) 5,347,300 shares of common stock of the Issuer beneficially owned by the Reporting Persons, and (ii) 54,013,224 shares of common stock of the Issuer outstanding. The number of shares of common stock of the Issuer outstanding is derived from the Stock Purchase Agreement. In the Stock Purchase Agreement, the Issuer represented that, prior to the issuance of the 5,347,300 shares being newly issued and sold to Sinotruk BVI pursuant to that agreement, the Issuer had 48,665,924 shares of common stock outstanding. The closing on the purchase of the 5,347,300 shares occurred on September 25, 2017.

The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons are, for purposes of Section 13(d) of the Act, the beneficial owners of any securities of the Issuer that it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein that it does not directly own.

(b)	Each of the Reporting Persons has: (i) the sole power to vote or direct the vote of 0 shares of Common Stock; (ii) the shared power to vote or direct the vote of 5,347,300 shares of Common Stock; (iii) the sole power to dispose or direct the disposition of 0 shares of Common Stock; and (iv) the shared power to dispose or direct the disposition of 5,347,300 shares of Common Stock.

(c)	On September 25, 2017, the parties to the Share Purchase Agreement closed on Sinotruk BVI’s purchase of 5,347,300 shares of Common Stock of the Issuer, at an aggregate purchase price of $5,099,898.25, or $0.9537333333 per share.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 3 hereto (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Stock Purchase Agreement, dated as of August 25, 2017, among UQM Technologies, Inc., Sinotruk (BVI) Limited and China National Heavy Duty Truck Group Co., Ltd.

Exhibit 2	Registration Rights Agreement, dated as of August 25, 2017, among UQM Technologies, Inc. and Sinotruk (BVI) Limited.

Exhibit 3	Joint Filing Agreement, dated October 5, 2017, among China National Heavy Duty Truck Group Co., Ltd.and Sinotruk (BVI) Limited.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 5, 2017
(Date)

Sinotruk (BVI) Limited

By:	/s/ Ma Chunji
Name: Ma Chunji
Title: Chairman of the Board

China National Heavy Duty Truck Group Co. Ltd.

By:	/s/ Ma Chunji
Name: Ma Chunji
Title: Chairman of the Board